EXHIBIT (12)
The Procter & Gamble Company and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years ended June 30
Amounts in millions	2017	2016	2015	2014	2013
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$13,233	$13,356	$11,009	$13,492	$13,499
Fixed charges (excluding capitalized interest)	640	778	842	928	900
TOTAL EARNINGS, AS DEFINED	$13,873	$14,134	$11,851	$14,420	$14,399

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$521	$634	$693	$789	$755
1/3 of rental expense	118	144	166	174	171
TOTAL FIXED CHARGES, AS DEFINED	$639	$778	$859	$963	$926

RATIO OF EARNINGS TO FIXED CHARGES	21.7x	18.2x	13.8x	15.0x	15.5x